     As Filed with the Securities and Exchange Commission on June 22, 2000


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                        RULE 13e-3 TRANSACTION STATEMENT
           Under Section 13(e) of the Securities Exchange Act of 1934

                                 AMENDMENT NO. 1

                           BANKATLANTIC BANCORP, INC.
                           ---------------------------
                              (Name of the Issuer)

                           BANKATLANTIC BANCORP, INC.
                            BFC FINANCIAL CORPORATION
                                  BBC SUB, INC.
                                  ALAN B. LEVAN
                                  JOHN E. ABDO
                     ---------------------------------------
                      (Name of Person(s) Filing Statement)

                 Class B Common Stock, Par Value $.01 Per Share
                 -----------------------------------------------
                         (Title of Class of Securities)

                                    065908105
                 -----------------------------------------------
                      (CUSIP Number of Class of Securities)

                                  Alan B. Levan
                             Chief Executive Officer
                           BankAtlantic Bancorp, Inc.
                           1750 East Sunrise Boulevard
                         Fort Lauderdale, Florida 33304
                                 (954) 760-5000
  ----------------------------------------------------------------------------
  (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                  Please send copies of all communications to:

                             Alison W. Miller, Esq.
            Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A.
                       150 West Flagler Street, Suite 2200
                              Miami, Florida 33130

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE

----------------------------------------- -------------------------------------
         TRANSACTION VALUATION*                    AMOUNT OF FILING FEE
----------------------------------------- -------------------------------------
              $39,581,160                               $7,916.23
----------------------------------------- -------------------------------------

* For purposes of calculating the filing fee only. This calculation assumes the purchase of 6,596,860 shares of Class B Common Stock of BankAtlantic Bancorp, Inc. (which includes 4,954,022 currently outstanding shares of Class B Common Stock and 1,642,838 Options to acquire Class B Common Stock) at $6.00 per share in cash. The amount of the filing fee, calculated in accordance with Regulation 240.0-11(b) promulgated under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the maximum number of shares proposed to be purchased as described in the proxy statement.


[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     1)  Amount Previously Paid:  $7,916.23
     2)  Form or Registration No.: SCHEDULE 13E-3, FILE NO. 5-43699
     3)  Filing Party:  BANKATLANTIC BANCORP, INC
     4)  Date Filed:  APRIL 10, 2000





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
                                  INTRODUCTION


This Amendment No. 1 to Rule 13e-3 Transaction Statement on Schedule 13e-3 (the "Statement") is being filed pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended, and Rule 13e-3 thereunder, by BankAtlantic Bancorp, Inc., a Florida corporation (the "Company") and the issuer of the class of equity securities that is the subject of the transaction, BFC Financial Corporation, a Florida corporation ("BFC"), BBC Sub, Inc., a Florida corporation and the Company's wholly-owned subsidiary ("BBC Sub"), Alan B. Levan and John E. Abdo, and relates to the merger of BBC Sub with and into the Company (the "Merger"). The terms and conditions of the Merger are contained in the Amended and Restated Merger Agreement, dated March 29, 2000, between the Company and BBC Sub (the "Merger Agreement"), and are described in the Proxy Statement filed herein as Exhibit (a)(1). The Merger Agreement is attached as Appendix A to the Proxy Statement and is incorporated by reference in Item 16(d) to the Statement.



The responses and cross-references presented below provide the locations in the Proxy Statement (including the appendices thereto) of the information required to be included in response to the items of this Statement. The information in the Proxy Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Proxy Statement is qualified in their entirety by the information contained in the Proxy Statement, including all exhibits thereto.


ITEM 1.           SUMMARY TERM SHEET.

                  The information set forth in the "Summary Term Sheet" in the Proxy Statement is incorporated herein by reference.

ITEM 2.           SUBJECT COMPANY INFORMATION.

         (a) The information set forth on the "Cover Page" and under the caption "Where You Can Find More Information" in the Proxy Statement is incorporated herein by reference.

         (b) The information set forth on the "Cover Page" and under the caption "Special Factors--Background of the Merger" in the Proxy Statement is incorporated herein by reference.

         (c) The information set forth under the caption "Market Price Information; Dividends" in the Proxy Statement is incorporated herein by reference.

         (d) The information set forth under the caption "Market Price Information; Dividends" in the Proxy Statement is incorporated herein by reference.

         (e)      Not applicable.

         (f) The Company, in connection with its buy-back programs, has purchased shares of the Class B Common Stock during the past two years. The amount of securities purchased, the range of prices paid and the average purchase price for each quarter during the past two years is set forth below:



                                                         AMOUNT OF                                      AVERAGE
               QUARTER                             SECURITIES PURCHASED        RANGE OF PRICES      PURCHASE PRICE
               -------------------------------- --------------------------- -------------------- --------------------
               Year Ending December 31, 2000
               2nd Quarter..................              100,000               $   5.94-6.00          $  5.98
               1st Quarter..................              512,500               $   5.75-6.00          $  5.92

               Year Ended December 31, 1999
               4th Quarter..................                   --                          --               --
               3rd Quarter..................              221,345               $   6.57-7.93          $  7.07
               2nd Quarter..................                   --                          --               --
               1st Quarter..................                   --                          --               --

               Year Ended December 31, 1998
               4th Quarter..................               35,650               $        5.98          $  5.98
               3rd Quarter..................                   --                          --               --
               2nd Quarter..................              500,250               $ 10.87-13.42          $ 12.39
               1st Quarter..................              349,025               $ 12.61-13.03          $ 12.73






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ITEM 3.        IDENTITY AND BACKGROUND OF FILING PERSON.


         (a) The name, business address and business telephone number of each filing person on this Statement are:

               BankAtlantic Bancorp, Inc.       Alan B. Levan
               1750 East Sunrise Boulevard      1750 East Sunrise Boulevard
               Fort Lauderdale, Florida 33304   Fort Lauderdale, Florida 33304
               (954) 760-5000                   (954) 760-5000

               BFC Financial Corporation        John E. Abdo
               1750 East Sunrise Boulevard      1750 East Sunrise Boulevard
               Fort Lauderdale, Florida 33304   Fort Lauderdale, Florida 33304
               (954) 760-5200                   (954) 760-5200

               BBC Sub, Inc.
               1750 East Sunrise Boulevard
               Fort Lauderdale, Florida 33304
               (954) 760-5000

               The address and phone number of each executive officer and director of the Company is the same as indicated above for the Company, the address and phone number of each executive officer and director of BFC is the same as indicated above for BFC and the address and phone number of each executive officer and director of BBC Sub is the same as indicated above for BBC Sub.

               BFC currently owns 49.8% of the outstanding Class B Common Stock and 26.2% of the Class A Common Stock of the Company and may be deemed to have effective control of the Company. BBC Sub, as the Company's wholly-owned subsidiary, is controlled by the Company. Alan B. Levan, Chairman of the Board and Chief Executive Officer of the Company, is also Chairman of the Board and Chief Executive Officer of BFC and beneficially owns 45.6% of the outstanding shares of BFC. John E. Abdo, a director of the Company and Vice Chairman of the Board, is also a director of BFC and Vice Chairman of its Board and beneficially owns 15.8% of the outstanding shares of BFC. As indicated above under Item 2, the Company is the entity that is the subject of the transaction.

         (b) BFC is a unitary savings bank holding company as a consequence of its ownership interest in the common stock of the Company. BBC Sub was formed for the sole purpose of merging with and into the Company pursuant to the terms and conditions of the Merger Agreement. Both BFC and BBC Sub were incorporated in the state of Florida. No executive officer or director of BFC or BBC Sub or person controlling BFC or BBC Sub was: (i) convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

         (c) With regard to the employment and background information of the executive officers and directors of the Company, the information set forth under the caption "Proposals at the Annual Meeting - Proposal Two: Election of Directors" is incorporated herein by reference. With regard to the employment and background information of Mr. Levan and Mr.
               Adbo the information set forth under the caption "Proposals at the Annual Meeting - Proposal Two: Election of Directors" is incorporated herein by reference. The employment and background information of other BFC executive officers and directors are as follows: Glen Gilbert has been Executive Vice President of BFC since July 1997 and prior to that date, he served as BFC's Senior Vice President; Earl Pertnoy has been a director of BFC since 1978 and has primarily been a real estate investor and developer for the past five years; and Carl E. B. McKenry, Jr., has been a director of BFC since 1981 and has been employed by The University of Miami in various capacities since 1955, currently as the director of the Small Business Institute at The University of Miami in Coral Gables, Florida. The addresses of the Company and BFC are provided above under subsection (a) of this Item 3.

                  Neither Mr. Levan nor Mr. Abdo was: (i) convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. To the best respective knowledge of the Company and BFC, none of their respective executive officers, directors or control persons were (i) convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

                  Mr. Levan and Mr. Abdo and all executive officers and directors of the Company, BFC and BBC Sub are citizens of the United States.


ITEM 4.  TERMS OF THE TRANSACTION.

         (a)(i) The information set forth on the "Cover Page" and under the caption "Special Factors--Background of the Merger--Reasons for the Merger; Recommendation of the Special Committee and Board of Director" in the Proxy Statement is incorporated herein by reference.

         (ii) The information set forth on the "Cover Page" and under the caption "Special Factors--Background of Merger" in the Proxy Statement is incorporated herein by reference.

         (iii) The information set forth under the caption "Special Factors--Reasons for the Merger; Recommendation of the Special Committee and Board of Directors" in the Proxy Statement is incorporated herein by reference.

         (iv) The information set forth on the "Cover Page" and under the caption "Information Concerning the Special Meeting" in the Proxy Statement is incorporated herein by reference.

         (v) The information set forth under the caption "Description of Capital Stock--Common Stock" in the Proxy Statement is incorporated herein by reference.

         (vi) The information set forth under the caption "The Merger--Accounting Treatment" in the Proxy Statement is incorporated herein by reference.

         (vii) The information set forth under the caption "Special Factors--Material Federal Income Tax Consequences of the Merger" in the Proxy Statement is incorporated herein by reference.

         (c) The information set forth under the caption "Special Factors--Dissenters' Rights" in the Proxy Statement is incorporated herein by reference.

         (d) The information set forth under the captions "Where You Can Find More Information" and "Special Factors--Dissenters' Rights" in the Proxy Statement is incorporated herein by reference.

         (e)      None.

         (f)      Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.


         (a) The information set forth under the caption "Proposals of the Annual Meeting - Election of Directors - Certain
                  Relationships and Related Transactions" in the Proxy Statement is incorporated herein by reference.


         (b)      Not applicable.

         (c)      Not applicable.

         (e) Not applicable. The Company may, from time to time in the ordinary course of its business, issue stock options and restrict stock awards to its directors, officers and employees.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (b) The information set forth on the "Cover Page" in the Proxy Statement is incorporated herein by reference.

         (c)(1) The information set forth under the caption "The Merger" in the Proxy Statement is incorporated herein by reference.

         (2)      Not applicable.

         (3) The information set forth under the caption "Risk Factors--The Proposed Transaction will Increase Our Leverage" in the Proxy Statement is incorporated herein by reference.

         (4)      Not applicable.

         (5)      Not applicable.

         (6) The information set forth under the captions "Summary Term Sheet -- What Effects May Result from the Merger" and "Proposal One: The Merger--Conversion of Common Stock" in the Proxy Statement is incorporated herein by reference.

         (7)      Not applicable.

         (8)      Not applicable.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

         (a) The information set forth under the caption "Special Factors -- Reasons for the Merger; Recommendation of the Special Committee and Board of Directors" in the Proxy Statement is incorporated herein by reference.

         (b) The information set forth under the caption "Special Factors -- Background of the Merger" in the Proxy Statement is incorporated herein by reference.

         (c) The information set forth under the caption "Special Factors -- Background of the Merger" in the Proxy Statement is incorporated herein by reference.

         (d) The information set forth under the captions "Summary Term Sheet -- What Will I Receive in the Merger?" -What Effects May Result from the Merger?", Special Factors -- Background of the Merger - Effects of the Merger -- Interests of Certain Persons in the Merger; Conflicts of Interest -- Conduct of the Company's Business if the Merger is Not Completed -Material Federal Income Tax Consequences of the Merger," "The Merger -- Conversion of Common Stock -- Treatment of Options and Convertible Securities -- Management After the Merger" and "Selected Pro Forma Consolidated Financial Data of BankAtlantic Bancorp, Inc. and Subsidiaries" in the Proxy Statement is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

         (a)-(b) The information set forth under the captions "Special Factors -- Background of the Merger -Reasons for the Merger; Recommendation of the Special Committee and Board of Directors -Fairness Opinion of Keefe Bruyette & Woods -- Fairness Opinion of Lehman Brothers" in the Proxy Statement is incorporated herein by reference.

         (c) The information set forth on the "Cover Page" and under the captions "Summary Term Sheet -What Shareholder Vote is Required to Approve the Merger Agreement and to Elect Directors?" and "Special Factors -- Reasons for the Merger; Recommendation of the Special Committee and Board of Directors" in the Proxy Statement is incorporated herein by reference.

         (d) The Special Committee retained independent unaffiliated representation to act on behalf of the unaffiliated security holders. See "Special Factors -- Background of the Merger -Fairness Opinion of Keefe Bruyette & Woods." The Special Committee also retained independent legal counsel.

         (e) The information set forth on the Cover Page and under the caption "Special Factors -- Reasons for the Merger; Recommendation of the Special Committee and Board of Directors" in the Proxy Statement is incorporated herein by reference.

         (f)      Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

         (a) The information set forth under the caption "Special Factors -- Background of the Merger -Reasons for the Merger; Recommendation of the Special Committee and Board of Directors -Fairness Opinion of Keefe Bruyette & Woods -- Fairness Opinion of Lehman Brothers" in the Proxy Statement is incorporated herein by reference.


         (b)(1-3) The information set forth under the captions "Summary Term Sheet - Did the Board and the Special Committee Retain Financial Advisors?" and "Special Factors -- Background of the Merger -- Fairness Opinion of Keefe Bruyette & Woods -- Fairness Opinion of Lehman Brothers" in the Proxy Statement is incorporated herein by reference.


         (4) The information set forth under the caption "Special Factors -- Fees and Expenses of the Mergers; Sources of Funds" in the Proxy Statement is incorporated herein by reference.

         (5) The information set forth under the caption "Special Factors -- Background of the Merger" in the Proxy Statement is incorporated herein by reference.

         (6) The information set forth under the captions "Special Factors -- Background of the Merger -Fairness Opinion of Keefe Bruyette & Woods -- Fairness Opinion of Lehman Brothers" in the Proxy Statement is incorporated herein by reference.

         (c) The fairness opinions of Keefe Bruyette & Woods and Lehman Brothers have been included as appendices to the Proxy Statement.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.


         (a)-(d) The information set forth under the captions "Summary Term Sheet - How is the Company Planning on Financing the Merger?" and "Special Factors -- Fees and Expenses of the Merger; Sources of Funds" in the Proxy Statement is incorporated herein by reference. There are no alternative financing arrangements or plans in the event the primary financing plan falls through.


ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.


         (a) The information set forth under the captions "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is incorporated herein by reference.


         (b) During the 60 day period prior to the date of the filing of this Statement, the following open market purchase transactions (by settlement date) were made by the Company regarding the Class B Common Stock:

                                AMOUNT OF
                             CLASS B SHARES
                     DATE       PURCHASED        PRICE PER SHARE     BROKER
                     ----    --------------      ---------------     ------

                   3/24/00        7,500               5.750        Bear Stearns

                   3/27/00       50,000               5.875        Bear Stearns

                   3/29/00       20,000              5.9375        Bear Stearns

                   3/30/00        5,000              5.9375        Bear Stearns

                   3/31/00       45,000                6.00        Bear Stearns

                   4/03/00       20,000                6.00        Bear Stearns

                   4/04/00       12,500                6.00        Bear Stearns

                   4/05/00       40,000                5.94        Bear Stearns

                   4/06/00       20,000                6.00        Bear Stearns

                   4/07/00       20,000                6.00        Bear Stearns

                   4/10/00       20,000                6.00        Bear Stearns


                  There has also been transactions in the Class B Common Stock by certain executive officers of the Company during the 60 day period prior to the date of the filing of this Statement. On April 27, 2000, Jean Carvalho, exercised options to acquire an aggregate of 20,000 shares of Class B Common Stock at an exercise price of $3.391 per share and sold all of these shares in the open market at $6 per share. On April 28, 2000, Jean Carvalho exercised options to acquire 100 shares of Class B Common Stock at an exercise price of $3.391 per share and sold all of these shares in the open market at $6 per share. On May 3, 2000, Andrea Weiner-Allen exercised options to acquire 4,816 shares of Class B Common Stock at an exercise price of $3.391 per share and sold all of these shares at $6 per share.


ITEM 12. THE SOLICITATION OR RECOMMENDATION.

         (d) The information set forth under the captions "Special Factors -- Background of the Merger -Reasons for the Merger; Recommendation of the Special Committee and Board of Directors" in the Proxy Statement is incorporated herein by reference.

         (e) The information set forth under the caption "Special Factors -- Reasons for the Merger; Recommendation of the Special Committee and Board of Directors" in the Proxy Statement is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

         (a) The information set forth under the caption "Selected Consolidated Financial Data" and the financial statements incorporated by reference under the Company reports incorporated by reference under the caption "Where You Can Find More Information" in the Proxy Statement are incorporated herein by reference.

         (b) The information set forth under the caption "Selected Pro Forma Consolidated Financial Data of BankAtlantic Bancorp, Inc. and Subsidiaries" in the Proxy Statement is incorporated herein by reference.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a)      Not applicable.

         (b)      Not applicable.

ITEM 15. ADDITIONAL INFORMATION.

                  The information set forth in the Proxy Statement and Appendices thereto is incorporated herein by reference in its entirety.

ITEM 16. EXHIBITS.

          (a) (1) Form of Proxy Statement.


              (2) Form of Proxy Card of holders of Class B Common Stock
                  (attached as Appendix E to the Proxy Statement filed hereto).

              (3) Form of Proxy Card of holders of Class A Common Stock
                  (attached as Appendix F to the Proxy Statement filed hereto).


              (4) Letter of Transmittal.*

          (b) Indenture with respect to the Company's Subordinated Investment Notes (incorporated by reference to Exhibit 4 to the Company's Registration Statement on Form S-3, filed with the Securities and Exchange Commission on December 20, 1999).

          (c)(1) Opinion of Keefe, Bruyette & Woods, dated March 31, 2000 (attached as Appendix B to the Proxy Statement filed hereto).


             (2)  Presentation materials of Keefe, Bruyette & Woods, Inc.


             (3) Opinion of Lehman Brothers, dated January 13, 2000 (attached as Appendix C to the Proxy Statement filed hereto).


             (4)  Presentation materials of Lehman Brothers.


          (d) Amended and Restated Agreement and Plan of Merger, dated as of March 29, 2000, by and among BankAtlantic Bancorp, Inc. and BBC Sub, Inc. (attached as Appendix A to the Proxy Statement filed hereto).

          (f)     Dissenters Rights under Sections 607.1301, 607.1302 and
                  607.1320 of the Florida Business Corporations Act (attached as Appendix D to the Proxy Statement filed hereto).

          (g)     Not applicable.

------------------
* To Be Filed By Amendment



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



                                    SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   BANKATLANTIC BANCORP, INC.

                                   By: /s/ Alan B. Levan
                                      -----------------------------------------
                                   Name: ALAN B. LEVAN
                                   Title:  CHAIRMAN & CHIEF EXECUTIVE OFFICER
                                   Date:   JUNE 22, 2000

                                   BFC FINANCIAL CORPORATION

                                   By: /s/ Alan B. Levan
                                      -----------------------------------------
                                   Name:   ALAN B. LEVAN
                                   Title:  CHAIRMAN & CHIEF EXECUTIVE OFFICER
                                   Date:   JUNE 22, 2000

                                   BBC SUB, INC.

                                   By: /s/ Alan B. Levan
                                      -----------------------------------------
                                   Name:    ALAN B. LEVAN
                                   Title:   PRESIDENT
                                   Date:   JUNE 22, 2000


                                   ALAN B. LEVAN
                                    /s/ Alan B. Levan
                                   --------------------------------------------
                                   Date:   JUNE 22, 2000

                                    /s/ John E. Abdo
                                   --------------------------------------------
                                   JOHN E. ABDO
                                   Date:   JUNE 22, 2000

                                  EXHIBIT INDEX

      (a)(1)      Form of Proxy Statement.


         (2) Form of Proxy Card for holders of Class B Common Stock (attached as Appendix E to the Proxy Statement filed hereto).

         (3) Form of Proxy Card for holders of Class A Common Stock (attached as Appendix F to the Proxy Statement filed hereto).


         (4)      Letter of Transmittal.*

      (b) Indenture with respect to the Company's Subordinated Investment Notes (incorporated by reference to Exhibit 4 to the Company's Registration Statement on Form S-3, filed with the Securities and Exchange Commission on December 20, 1999).

      (c)(1) Opinion of Keefe, Bruyette & Woods, dated March 31, 2000 (attached as Appendix B to the Proxy Statement filed hereto).


         (2)      Presentation materials of Keefe, Bruyette & Woods, Inc.


         (3) Opinion of Lehman Brothers, dated January 13, 2000 (attached as Appendix C to the Proxy Statement filed hereto).


         (4)      Presentation materials of Lehman Brothers.


      (d) Amended and Restated Agreement and Plan of Merger, dated as of March 13, 2000, by and among BankAtlantic Bancorp, Inc. and BBC Sub, Inc. (attached as Appendix A to the Proxy Statement filed hereto).

      (f)         Dissenters Rights under Sections 607.1301, 607.1302 and
                  607.1320 of the Florida Business Corporations Act (attached as Appendix D to the Proxy Statement filed hereto).

      (g)         Not applicable.

--------------
* To Be Filed By Amendment



                                      A-11